PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the "Agreement") is made and entered into on January 27, 2022, to be effective for all purposes as of October 1, 2021 (the "Effective Date"), by and between **Petrolia Canada Corporation** (the "Seller"), whose mailing address is 1500, 850 – 2nd Street SW, Calgary, AB T2P 0R8 and **Prospera Energy Inc.** (the "Purchaser"), whose mailing address is Suite 730, 444 – 7th Avenue SW, Calgary, AB T2P 0X8.

BACKGROUND

The Purchaser desires to purchase from the Seller and the Seller desires to sell to the Purchaser, an undivided eighteen percent (18%) working interest in the Cuthbert, Luseland and Hearts Hill assets, as set out in Schedule "A" which are currently operated by the Purchaser in Saskatchewan and Alberta, Canada (collectively herein called the "Assets") on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for value received, the parties hereto agree to the following terms and conditions:

1. Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing (defined below), the Purchaser hereby agrees to purchase, acquire and accept from Seller, and Seller hereby agrees to sell, transfer, assign, convey and deliver to the Purchaser, an undivided eighteen percent (18%) working interest in the Seller's Assets defined hereinabove.

2. Purchase Price. Subject to the conditions set forth in this Agreement, the total purchase price ("Purchase Price") for the Assets covered by this Agreement is: the forgiveness of all prior debts owed by the Seller, and $585,000.00 CAD to be paid by the Purchaser to the Seller as follows:

   a. Total cash amount of $75,000.00: five (5) equal payments of $15,000.00 CAD over five (5) months with the first payment made at Closing.
   b. Convertible debenture issued on February 28, 2022, with the following terms: 8% interest per annum compounded quarterly for a term of two (2) years and be convertible at the Seller's option into common share units of the Purchaser at a conversion price of $0.05 in the first year from March 1, 2022, to March 31, 2023 and $0.10 in the second year from March 1, 2023 to March 31, 2024. Each of these units consists of one common share and one common share purchase warrant (the "Warrant"). Each Warrant is exercisable at $0.075 until April 1, 2025, subject to acceleration provisions. The Purchaser reserves the right to force conversion in the event that the shares of the Purchaser trade at $0.30 for a period of twenty (20) consecutive business days. Applicable interest will be payable in cash or shares at the then market price. This convertible debenture is subject to TSX Venture Exchange approval.
   c. The total debt forgiveness by the Purchaser of all Joint Interest Billing ("JIB") payables and other working interest related debt or expenses owed by the Seller to the Purchaser, including without limitation all lease operating expenses, cash call and capital

expenses. This Agreement shall forgive all prior debt from the date the working interest was acquired by the Seller to the Effective Date of this Agreement.

3. Until the Purchase Price provided for herein is fully paid, the Seller shall reserve a contractual vendor's lien on the Assets.

4. Closing. Subject to the terms and conditions set forth in this Agreement, the closing ("Closing") of the transaction covered by this Agreement shall occur simultaneously with the execution of this Agreement. As a condition to Closing, the Seller will confirm to the Purchaser the release of any outstanding lien or security interest encumbering the Seller's interest in the above-described Assets. Upon closing, the Seller shall immediately sell, transfer, assign, convey and deliver an undivided eighteen percent (18%) working interest in the above-described Assets pursuant to an assignment (the "Assignment") in a form mutually acceptable to the parties, to be executed, acknowledged, and delivered by the Seller to the Purchaser.

5. Allocation of Liabilities. Except as otherwise expressly provided for in this Agreement, including without limitation the debt forgiveness provisions provided in the Purchase Price provisions of Paragraph 2, above, following the Closing: (a) the Purchaser shall be responsible for and shall assume all liabilities to unaffiliated third parties that are related or pertain to the Assets which arise as a result of events occurring in whole or in part subsequent to the Effective Date, and (b) the Seller agrees to be responsible for and assume only liabilities to unaffiliated third parties that are related or pertain to the Assets which arise as a result of events occurring wholly prior to the Effective Date.

6. Seller's Covenants, Representations and Warranties. Seller hereby covenants, represents and warrants to the Purchaser that:

(a) Standing: It is duly organized, validly subsisting, registered and authorized to carry on business in the jurisdiction(s) in which the Assets are located and in the jurisdiction in which it is constated;

(b) Requisite Authority: It has the requisite capacity, power and authority to execute the Agreement and all other agreements and documents to be executed by it, or on its behalf, hereunder and to perform its obligations hereunder;

(c) No Conflict: The execution and delivery of the Agreement and the completion of the transfer of the Assets hereunder are not and will not, in any material respect, be in breach of, or in conflict with:

a. any provision of the charter, by-laws, partnership agreement (if applicable), other constating documents or other governing documents of that Party;
b. the Regulations or any court order or judgment applicable to that Party or the Assets; or
c. any material agreement, instrument, permit or authority to which it is a party or by which it is bound;

(d) Execution And Enforceability: It has taken all actions necessary to authorize the execution and delivery of the Agreement and all other documents to be executed by it hereunder, and, as of the Closing time, that Party will have taken all actions necessary to authorize and complete the transfer of the Assets hereunder. The Agreement has been validly executed and delivered by that Party, and the Agreement and all other documents executed and delivered on behalf of that Party hereunder constitute binding obligations of that Party enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

a. bankruptcy, insolvency, fraudulent preference, reorganization or other Regulations affecting creditors' rights generally; and
b. general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law);

(e) No Finders' Fees: It has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees for the Transaction for which the other Party will have any responsibility;

(f) No Material Change In Existence: It does not have any present plan or intention to cease to remain in existence;

(g) Residency For Tax Purposes: It is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(h) Lawsuits And Claims: To the Seller's knowledge, there are no unsatisfied judgments or claims, proceedings, actions, lawsuits or administrative proceedings in existence or threatened with respect to the Seller, the Assets or its interest therein, and, to the Seller's knowledge, no particular circumstance exists that it reasonably believes will give rise to such a claim, proceeding, action or lawsuit that would have a material adverse effect on the aggregate value of the Assets;

(i) Payment Of Royalties And Taxes: To the Seller's knowledge, all rentals, royalties and all ad valorem, property, production, severance and similar taxes and assessments based on, or measured by, its ownership of the Assets, the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom that are payable by it and that accrued prior to the Effective Date and for all prior years have been properly paid in the manner prescribed by the Leases and the Regulations, or will be so paid when due;

(j) Encumbrances And Rights Of First Refusal: The Seller does not warrant its title to the Assets, but does warrant that except as otherwise specified in Schedule "A" to this Agreement, its interest in the Assets is free and clear of any and all

liens, mortgages, pledges, claims, options, rights of first refusal, encumbrances, overriding royalties, net profits interests or other burdens that were created by, through or under the Seller (or of which the Seller has knowledge) and for which the Purchaser will be responsible after Closing;

(k) No Reduction: Except for the Permitted Encumbrances, the Seller's interests in the Assets are not subject to reduction, by farmout, reference to payout of a Well or otherwise, through any right or interest granted by, through or under it or of which it has knowledge;

(l) Sale Agreements: Except as identified in a Schedule, the petroleum and natural gas rights are not subject to any agreement for which the Purchaser will be required to assume responsibility after Closing: (i) for the sale of Petroleum Substances that cannot be terminated, without penalty, on notice of 31 days or less; (ii) that includes "take or pay" or similar provisions; or (iii) for gas balancing;

(m) Production Handling Agreements: There are no title and operating documents that are processing agreements, transportation agreements, disposal agreements or other production handling agreements respecting the Assets for which the Purchaser will be required to assume responsibility after Closing;

(n) No Commitment To Deliver: None of the title and operating documents includes a commitment to deliver production from any Assets to particular tangibles or any third party owned facilities, including any such commitment that requires the Seller to pay a "take or pay" fee for use of those tangibles or other facilities that exceeds their actual use by the Seller;

(o) Not A Disposition Of Substantially All Seller's Assets: The Seller is not disposing of all or substantially all of its assets through the transaction; and

(p) Quiet Enjoyment: Subject at all times to the Seller's other representations and warranties made under this Article and the satisfaction of the obligations required to maintain the leases in good standing by the applicable lessees, the Purchaser may, for the remainder of the term of the Leases, take possession of and use the Assets for its own use and benefit without any interruption by the Seller or any other person claiming by, through or under the Seller.

7. <u>Purchaser's Covenants, Representations and Warranties.</u> Purchaser hereby covenants, represents and warrants to the Seller that:

(a) Corporate Standing: Purchaser is, and at Closing shall continue to be, a company

duly organized, validly existing and in good standing under the laws of the jurisdiction of incorporation of Purchaser and the laws of those jurisdictions in which Purchaser is required to be registered;

(b) Requisite Authority: Purchaser has all requisite corporate power and authority to enter into this Agreement and to purchase and pay for the Assets on the terms described herein and to perform the other obligations of Purchaser under this Agreement;

(c) No Conflicts: The consummation by Purchaser of the transactions contemplated by this Agreement will not violate, nor be in conflict with, the provisions of any agreement or instrument to which Purchaser is a party or by which Purchaser is bound, or any judgment, decree, order, law, statute, rule or regulation applicable to Purchaser;

(d) Execution and Enforceability of Documents: This Agreement has been duly executed and delivered by Purchaser and all documents required hereunder to be executed and delivered by Purchaser shall have been duly executed and delivered.

This Agreement does, and such documents will, constitute legal, valid and binding obligations of Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable or discretionary remedies and defenses;

(e) Finders' Fees or Consulting Fees: Purchaser has not incurred any liability, contingent or otherwise, for broker's, consulting, legal or finders' fees in respect of this transaction for which Seller shall have any obligation or liability;

(f) Investment Canada: Purchaser is not a non-Canadian within the meaning and for the purposes of the *Investment Canada Act*.

8. Further Assurances. Seller and Purchaser shall each, on a timely basis, execute, acknowledge and deliver all further conveyances, certificates, notices, assumptions, releases and such other instruments, and shall, on a timely basis, take such further actions, as may be reasonably necessary or appropriate to assure fully to the other party and its respective successors or permitted assigns, all of the assets, rights, titles, interests, estates, remedies, liens, powers and privileges intended to be conveyed to it, received by it, or reserved by it under this Agreement and/or the Assignment (defined above), and/or to otherwise make effective the transactions contemplated by this Agreement.

9. Entire Agreement. This Agreement and the related Assignment (defined above) contain the entire agreement of the parties hereto, and there are no other agreements, oral or written between the parties. This Agreement and the related Assignment can be amended only by written agreement signed by the parties hereto, or their respective successors or permitted assigns.

10. Assignment. Neither rights, titles or interests pertaining in any manner whatsoever to the Assets in or under this Agreement nor the related Assignment may be mortgaged, pledged,

sold, transferred or assigned, in whole or in part, by either party without the prior written consent of the other party being first obtained, which consent shall not be unreasonably denied, withheld or conditioned.

11. Binding Effect. This Agreement, and the terms, covenants, and conditions herein contained, shall inure to the benefit of and be binding upon the successors, and permitted assigns of each of the parties hereto.

12. Expenses. Except as otherwise provided in this Agreement, Seller and Purchaser shall each bear their own respective expenses, including without limitation attorney's fees, incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

13. Section Headings. The section headings contained in this Agreement are for convenience only and shall in no way enlarge or limit the scope or meaning of the various and several sections hereof.

14. Publicity. Neither Seller nor Purchaser shall issue any press release or public announcement concerning this Agreement of the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld, delayed or conditioned, unless, in the sole judgment of Purchaser or Seller, disclosure is otherwise required by applicable law, provided that the party intending to make such release or announcement shall use its reasonable efforts consistent with such applicable law to consult with the other party with respect to the text thereof.

15. Severability. If any provision of this Agreement or the related Assignment, or the application to any party or circumstance, shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the related Assignment, or the application of such provision to such person or circumstances, other than those as to which it is so determined invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

16. No Third-Party Beneficiary. Except as otherwise expressly set forth herein, no term or provision of this Agreement is intended to or shall be for the benefit of any person or entity not a party hereto, and no such other person or entity shall have any right or cause of action hereunder, nor is anything in the Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over and against any party to this Agreement.

17. Governing Law. This Agreement shall be governed by the applicable laws of the Canadian Province of Alberta.

18. Authorization. The undersigned natural persons executing this Agreement warrant and represent that they are duly authorized to do so and to bind the entity for which they sign.

19. Time of the Essence. Time is of the essence in all things pertaining to the performance of this Agreement.

20. Currency. All dollar amounts are expressed in Canadian currency.

21. Survival of Obligations. To the extent necessary to carry out the terms and provisions hereof, the terms, conditions, obligations, and rights set forth herein shall not be deemed terminated at the time of the execution and delivery of the Assignment provided in Paragraph 4, above, or the payment of the Purchase Price provided in Paragraph 2, above, nor will they merge into the Assignment provided in Paragraph 4, above.

22. Multiple Counterparts. This Agreement and the related Assignment may be executed in multiple counterparts that shall become effective to the same extent as the original only when each party has signed and delivered a signed counterpart. For purposes of the execution of this Agreement and the related Assignment, signature pages transmitted by facsimile or email shall be given the same weight and effect as, and treated as, original signatures.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement to be effective for all purposes as of the Effective Date defined above.

SELLER:	PURCHASER:
PETROLIA CANADA CORPORATION	**PROSPERA ENERGY INC.**
By: ______________	By: ______________
Ivar Siem, Chairman of the Board	Samuel David, President & CEO